Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

June 3, 2011

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention: Larry	Spirgel

       Assistant Director

Re:    Envivio, Inc.

Registration Statement on Form S-1 – Amendment No. 2

File No. 333-173529

Dear Mr. Spirgel:

Envivio, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated May 26, 2011. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-1 (the “Registration Statement”) as filed with the Commission, marked against Amendment No. 1 to the Registration Statement as filed with the Commission on May 17, 2011, along with the supplemental materials noted below. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies. All page number references contained in the Registrant’s responses below correspond to the page numbers in Amendment No. 2.

June 3, 2011

Inside Cover Page

1.	Please note that the artwork provided exceeded the margins of the inside front cover page. Please provide a copy of the complete artwork in your next amendment. In addition, to the extent applicable, please add a disclaimer to your artwork clarifying that you neither produce nor sale the hardware included in your artwork.

Response: The Registrant has adjusted the margins of its artwork to conform to the size of the inside front cover page and added to its artwork a disclaimer clarifying that it neither produces nor sells the viewing devices included in its artwork. The Registrant has supplementally provided to the Staff a copy of the complete artwork, as revised.

Prospectus Summary, page 1

2.	We note your response to comment six of our letter dated May 11, 2011. Please tell us your industry ranks for the markets in which you compete for 2009 based on Frost & Sullivan’s industry rankings.

Response: The Registrant notes that the most recent published report from Frost & Sullivan with comparable industry rankings was completed in 2009 and covered industry rankings for 2008. Since 2008, Frost & Sullivan has introduced two new market rankings that did not appear in its 2008 rankings, but did appear in its 2010 rankings, which were the multi-screen video encoders market and the video transcoding market. These two markets have emerged in recent years and were therefore not tracked in the 2008 Frost & Sullivan rankings. These two markets are primary target markets for the Registrant. As these markets have grown, so too has the adoption of the Registrant’s solution, as evidenced by the 2010 rankings. With respect to the industry ranking in the IPTV video encoder market, the Registrant ranked sixth in 2008.

The Registrant respectfully submits that its leadership position in the multi-screen video encoder market and the video transcoding market, as illustrated in the most recent rankings from Frost & Sullivan, as well as its growth from the #6 ranking in 2008 to the #2 ranking in 2010 for the IPTV video encoders market place the Registrant as a leading provider of IP video processing and distribution solutions that enable the delivery of high-quality video to consumers. The Registrant also respectfully refers to its prior discussion in response number six of its May 17, 2011 response letter to the Staff with specific reference to its many industry awards, its pioneering work in the development and enhancement of the MPEG-4 industry

June 3, 2011

standard and customer feedback relating to the Registrant’s solution that addresses the rapidly emerging demand for multi-screen encoding.

Frost & Sullivan has not publicly released its 2010 industry rankings report referenced in the Registrant’s May 17, 2011 response letter to the Staff. Upon its release, the Registrant shall confirm the prior information provided to the Staff.

The Offering…, page 4

3.	We note your response to comment [seven] of our letter dated May 11, 2011. Please clarify here, and on page 34 and 36, that the shares issued pursuant to these stock purchase rights and common stock purchase agreements have been issued to employees and executives in France only.

Response: The Registrant advises the Staff that the stock purchase rights were issued only to French employees, but the common stock purchase agreements were initially issued to five employees in the United States. These five employees consisted of the Registrant’s (i) current President and Chief Executive Officer; (ii) former Chief Financial Officer; (iii) former in-house lawyer; (iv) former founder; and (v) a current non-officer engineer now employed in France. As noted on page 112, the Registrant’s current President and Chief Executive Officer has repaid the promissory note in full and such note is no longer outstanding. The Registrant has revised its disclosure on pages 4, 36, 38 and F-26 to clarify to whom these shares were issued and that not all promissory notes remain outstanding.

Risk Factors, page 8

We rely on a single third party to manufacture our products…, page 12

4.	We note your response to comment 10 of our letter dated May 11, 2011. Please file a copy of your master agreement with FutureQuest Incorporated as a material agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Registrant has filed with Amendment No. 2 a copy of its master agreement with FutureQuest Incorporated as a material agreement pursuant to Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 79

Cash Incentive Compensation, page 83 and Grants of Plan-Based Awards, page 85

5.	We note your response to comment 25 of our letter dated May 11, 2011. We also note that there was no minimum bonus that could be earned but there was a

June 3, 2011

maximum bonus that could be paid. Please reconcile this statement with the omission of a maximum payout figure in your Grants of Plan-Based Awards table on page 85.

Response: The Registrant has added the maximum payout figure in its Grants of Plan-Based Awards table on page 94 as well as to the disclosure on page 92.

Note 8 Stock Option Plans, page F-22

6.	We note your response to comment 32 from our letter dated May 11, 2011. Please clarify in detail and enumerate the factors contributing to the approximately 100% increase in fair value between the April 2011 grant valued at $0.51 per share and your own current estimated range for the IPO of $1.00 and $1.20 per share.

Response: The Registrant believes the primary factor resulting in an increase between $0.51 per share fair value determination on April 8, 2011 and the preliminary initial public offering (“IPO”) estimated price range of $1.00 to $1.20 per share is the continued progress toward the completion of the IPO process, which in turn has changed certain assumptions in the valuation methodology used by the Registrant. Although the Registrant’s business has continued to improve, there has not been a single material event which materially impacted the valuation or which the Registrant anticipates will impact the valuation in the near term, except for the progression toward an anticipated completion of the IPO.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has not yet received a formal proposed IPO price range from its lead underwriter and that the estimated IPO price range of $1.00 to $1.20 per share was prepared by the Registrant and its Board of Directors (the “Board”) based on current market information and may change in the future as a result of a change in market conditions or other variables, such as unanticipated changes in the Registrant’s business or results of operations. The lead underwriter is continuing to develop a valuation model in consultation with its research analyst and, at this time, the lead underwriter is not in a position to provide the Registrant with a formal proposed IPO price range.

The Registrant prepared its preliminary valuation model to derive an estimated IPO price range to take into account an analysis that the Registrant believes is typically applied by underwriters for an IPO. Therefore, the Registrant’s estimated IPO price range was based on a market approach similar to the market approach in the IPO scenarios in the probability weighted expected return method (the “PWERM”) analysis utilized in previous valuations performed by the independent valuation specialist retained by the Registrant and adopted by the Board. Specifically and as

June 3, 2011

noted in the Registration Statement, the April 6, 2011 contemporaneous valuation, which determined a fair value of the common stock to be $0.51 per share on a minority, non-marketable interest basis, utilized a PWERM methodology with the following probabilities: IPO scenario with a 45% probability, merger scenario with a 45% probability and a liquidation scenario with 10% probability. In addition, the results from the PWERM for the April 2011 valuation were then discounted by an 18% marketability discount. The valuation assumption details for the April 2011 valuation were as follows:

Scenario	Estimated Per Share Fair Value	Marketability Discount	Scenario Probability	Probability Weighted, Discounted Fair Value Per Share
IPO	$0.98	$(0.18)	45%	$0.36
Merger	0.42	(0.08)	45%	0.15
Liquidation	0.00	(0.00)	10%	0.00

Total				$0.51

As can be seen in the table above, the estimated fair value of the common stock for the IPO scenario on a marketable basis (i.e., not including any discounts for non-marketability as would be the case upon an IPO) was determined to be $0.98 per share. The Registrant has not included a discount for marketability in establishing a preliminary estimated IPO range because, by definition, the estimated price range for the IPO reflects updated assumptions for the successful completion of an IPO and, as a result, prior assumptions related to the non-marketability discount, which had a depressing effect on the estimate of the fair value of the Registrant’s common stock in the April 2011 valuation discussed above and the May 2011 valuation discussed below, did not factor into the Registrant’s estimated IPO price range analysis.

On May 20, 2011, the Board established a fair value of $0.79 per share of common stock based, in part, on the result of a contemporaneous valuation by an independent valuation specialist. As can be seen in the following table summarizing the Registrant’s analysis and the contemporaneous valuation as of May 15, 2011, the Registrant continued to observe increases in the valuations of its comparable guideline companies which, in turn, caused a slight increase in the estimated per share fair value for the IPO scenario as follows:

June 3, 2011

Scenario	Estimated Per Share Fair Value	Marketability Discount	Scenario Probability	Probability Weighted, Discounted Fair Value Per Share
IPO	$1.09	$(0.12)	70%	$0.68
Merger	0.48	(0.05)	25%	0.11
Liquidation	0.06	(0.01)	5%	0.00

Total				$0.79

The aggregate fair value of the common stock determined in the May 2011 valuation also utilized the PWERM methodology, but with the following assumptions updated from the April 2011 valuation: IPO scenario with a 70% probability, merger scenario with a 25% probability and a liquidation scenario of 5% probability. In addition, the results from the PWERM for the May 2011 valuation were then discounted by an 11% marketability discount. However, as can be seen in the table above, the estimated fair value of the common stock for the IPO scenario on a marketable basis had increased even further to $1.09 per share.

The increase in the fair value of the common stock from April 6, 2011 to May 15, 2011 was primarily the result of the change in the PWERM scenario probabilities, most importantly the IPO scenario, which was increased from a probability of 45% in the April 2011 valuation to 70% in the May 2011 valuation. The Board increased the probability for an IPO for the May 2011 valuation primarily due to the Registrant’s initial filing of a registration statement with the Commission in furtherance of the IPO during this interim period on April 15, 2011 and the continued strength of the IPO markets in general. To a lesser extent, the market multiples increased slightly due mostly to higher market value of the Registrant’s comparable guideline companies as the Registrant did not change the comparable guideline companies during this period. The decrease in marketability discount from 18% for the April 2011 valuation to 11% for the May 2011 valuation as a result of the Registrant’s progression toward an IPO also contributed to the increase in the fair value of the common stock.

The sharp increase in the Registrant’s business that began to occur in late December 2010 continued in the first quarter of fiscal year 2012, which has allowed the Registrant to continue to pursue a potential IPO and has increasingly made the likelihood of completing an IPO more probable. When this continued success in the business is combined with a shift in valuation methodology and assumptions (as described above) as well as continued improvements in capital markets and the U.S. economy, the Registrant believes the increase in fair value from $0.51 per share on April 8, 2011 to $0.79 per share on May 20, 2011 and ultimately to a preliminary estimated IPO price range of $1.00 to $1.20 per share is reasonable. Although the Registrant is gaining more confidence in the likelihood of completing an IPO, the transaction remains subject to considerable execution risk and stock price variability.

7.	For instruments granted in December 2010 and April 2011, please revise the MD&A to discuss each significant factor contributing to the difference between the fair values determined for the reassessed December 2010 and April 2011 issuances. Consistent with your response to our prior comment 32, this reconciliation should describe significant intervening events within the company and changes in valuations and assumptions as well as weighting and selection of valuation methodology employed that explain the changes in the fair value of your common stock initially between the December 2010 and April 2011 grants and, eventually, up to the filing of the registration statement with the estimated IPO price.

June 3, 2011

Response: The Registrant has revised the disclosure on pages 54 and 55 in response to the Staff’s comment.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Envivio, Inc.
Julien Signes

Paul, Hastings, Janofsky & Walker LLP
Jeffrey T. Hartlin, Esq.

Pillsbury Winthrop Shaw Pittman, LLP
Jorge del Calvo, Esq.
Greg Pickrell, Esq.